U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Caen                            Eric
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   (Last)                           (First)             (Middle)

     c/o Titus Software Corporation, 20432 Corisco Street
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                                    (Street)

     Chatsworth                    California            91311
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Interplay Entertainment Corp. (IPLY)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year
     March/2002
     June/2002
     July/2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          3/15/02        C               47,492,162  A      (1)                     I         (2)
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Common Stock                          6/10/02        S(3)            42,000      D      $0.26                   I         (2)
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Common Stock                          6/13/02        S(3)            98,700      D      $0.26                   I         (2)
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Common Stock                          6/14/02        S(3)            64,000      D      $0.26                   I         (2)
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Common Stock                          6/17/02        S(3)            34,000      D      $0.26                   I         (2)
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Common Stock                          7/09/02        S(4)            565,020     D      $0.26    66,645,301(2)  I         (2)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)         Amount     ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------         or         Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-         Number     ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion            of         (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title  Shares     5)       4)        4)       4)
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
Series A Preferred                                                             Common 47,492,162
Stock               (1)      3/15/02  C              383,354 Immed.            Stock  (1)                 -0-       I        (2)
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
Explanation of Responses:
Explanation of Responses:

(1) Titus Interactive SA converted 383,354 shares of Series A Preferred Stock on March 15, 2002. The shares of the Series A Preferred Stock were convertible into a number of shares of Interplay's Common Stock determined by dividing $27.80 by the Series A Conversion Price in effect on the date of conversion. The original Series A Conversion Price was $2.78 but was subject to adjustment pursuant to the terms of Interplay's Certificate of Designation of Rights, Preferences, Privileges and Restrictions of Series A Preferred Stock. The adjusted Series A Conversion Price on March 15, 2002 was $0.2244.
(2) By Titus Interactive SA ("Titus"). The reporting person is an officer, director and principal shareholder of Titus. In such capacity, the reporting person may be deemed to beneficially own shares of common stock beneficially held by Titus, but disclaims such beneficial ownership, except to the extent of his economic interest in these shares. This report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(3) Titus sold these shares to its financial advisor to satisfy certain contractual payment obligations.
(4) Titus sold these shares to its former legal counsel to satisfy certain contractual payment obligations.



     /s/ Eric Cain                                               8/09/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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